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                               June 7, 2023

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 12 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed June 1, 2023

       Dear Dean Huge:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 12 to Registration Statement on Form F-1

       Exhibits

   1.                                                   We note that the
Exhibit 5.1 legal opinion refers to an initial public offering of up to
                                                        $5,000,000, which does
not appear to correspond to the number of shares and maximum offering price
disclosed on the prospectus cover or the fee table. Please revise Exhibit
                                                        5.1 to clearly cover
all of the shares being registered (including the overallotment shares, the shares underlying
the underwriter warrants and the shares to be sold by the selling stockholders).
Additionally, the opinion regarding the selling stockholder shares should state that the shares
currently "are," not "will be," validly issued, fully paid and non-
                                                        assessable. Refer to
Section II.B.2.h of Staff Legal Bulleting No. 19.
 Dean Huge
Innovation Beverage Group Ltd
June 7, 2023
Page 2
2. We note assumptions (b) and (c) of Exhibit 5.1. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts, including that the company has taken all corporate actions necessary to authorize the issuance of the securities. Please ask counsel to support these assumptions. Refer to
         Section II.B.3.a of Staff Legal Bulletin No. 19.
3. Please file the underwriter's warrant as an exhibit to the registration statement.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDean Huge                                     Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                                                Division of
Corporation Finance
June 7, 2023 Page 2                                             Office of
Manufacturing
FirstName LastName